SENIOR HOUSING PROPERTIES TRUST

ANNUAL REPORT

[illegible]

SNH

SENIOR HOUSING
PROPERTIES TRUST

THE COMPANY

SENIOR HOUSING PROPERTIES TRUST is a Maryland real estate investment trust, or REIT, listed on the New York Stock Exchange. Senior Housing was formed in 1998 as a wholly owned subsidiary of HRPT Properties Trust and in 1999, 51% of the ownership was spun-off to HRPT Properties' shareholders. Today, HRPT Properties has a 15% ownership in Senior Housing. Qualification as a REIT under the Internal Revenue Code enables a company to distribute its income to shareholders without federal income tax liability to the company. Senior Housing had a real estate portfolio at December 31, 2003, totaling $1.4 billion, at cost, and consisting of 150 properties located in 31 states. Senior Housing has investments in income producing senior housing real estate including senior apartments, independent living properties, assisted living facilities, nursing homes and hospitals. Senior Housing has paid cash dividends on a quarterly basis since its spin-off from HRPT Properties in 1999.



● *Location of company properties*

SNH
LISTED
NYSE

FINANCIAL HIGHLIGHTS[1]

(amounts in thousands, except per share amounts)

	Year Ended December 31,				
	2003	2002	2001	2000	1999[2]
INCOME STATEMENT DATA:					
Total revenues[3]	$ 131,148	$ 122,297	$ 274,644	$ 75,632	$ 90,790
Income from continuing operations[4]	47,034	52,013	18,021	31,208	14,907
Net income[4][5]	45,874	50,184	17,018	58,437	14,834
Add:					
Depreciation expense	35,728	31,596	19,351	20,064	22,174
General and administrative expense related to foreclosures and lease terminations	–	–	4,167	3,519	–
Five Star spin-off costs	–	–	3,732	–	–
Bad debt and impairment charges	–	–	–	–	30,000
Loss from discontinued operations	–	1,829	1,003	186	73
Loss on sale of properties	1,160	–	–	–	–
Less:					
FF&E reserve income	–	5,345	–	–	–
Gain on sale of properties	–	–	–	27,415	–
Gain on foreclosures and lease terminations	–	–	–	7,105	–
Funds from operations[6]	$ 82,762	$ 78,264	$ 45,271	$ 47,686	$ 67,081
Cash distributions to common shareholders[7]	72,472	72,457	42,640	31,121	31,202
Weighted average shares outstanding	58,445	56,416	30,859	25,958	26,000
PER COMMON SHARE DATA:					
Income from continuing operations[4]	$ 0.80	$ 0.92	$ 0.58	$ 1.20	$ 0.57
Net income[4][5]	0.78	0.89	0.55	2.25	0.57
Funds from operations[6]	1.42	1.39	1.47	1.84	2.58
Cash distributions to common shareholders[7]	1.24	1.24	1.20	1.20	1.20

	At December 31,				
	2003	2002	2001	2000	1999
BALANCE SHEET DATA:					
Real estate properties, at cost, net of impairment losses	$1,418,241	$ 1,238,487	$ 593,199	$ 593,395	$ 708,739
Real estate mortgages receivable, net of bad debt reserves	–	–	–	–	22,939
Total assets	1,304,100	1,158,200	867,303	530,573	654,000
Total indebtedness	527,429	357,364	252,707	97,000	200,000
Total shareholders' equity	727,906	752,326	574,624	422,310	409,406

(1) The financial highlights should be read in conjunction with management's discussion and analysis of financial condition and results of operations and the consolidated financial statements and accompanying notes.

(2) Prior to October 12, 1999, we and our properties were owned by HRPT Properties Trust, or HRPT. The data is presented as if we were a separate entity from HRPT for 1999.

(3) Includes FF&E reserve income of $5.3 million ($0.09 per share) in 2002, which was collected by us but escrowed for use by our tenant to fund improvements to our properties. Includes patient revenues from facilities' operations of $224.9 million in 2001. Includes a gain on foreclosures and lease terminations of $7.1 million ($0.27 per share) in 2000.

(4) Includes $4.2 million ($0.14 per share) of non-recurring general and administrative expenses related to foreclosures and lease terminations and Five Star spin-off costs of $3.7 million ($0.12 per share) in 2001, a gain on foreclosures and lease terminations of $7.1 million ($0.27 per share) and $3.5 million ($0.14 per share) of non-recurring general and administrative expenses related to foreclosures and lease terminations in 2000, and an impairment loss write-down of $15.5 million ($0.60 per share) and loan loss reserve of $14.5 million ($0.55 per share) in 1999.

(5) Includes a loss on sale of properties of $1.2 million ($0.02 per share) in 2003, a loss from discontinued operations of $1.8 million ($0.03 per share) and $1.0 million ($0.03 per share) in 2002 and 2001, respectively, and a gain on sale of properties of $27.4 million ($1.06 per share) in 2000.

(6) We compute FFO as shown in the calculation above. Our calculation of FFO differs from the NAREIT definition of FFO. In order to facilitate comparison of expenses related to FFO with historical results, we eliminate FF&E reserve income, Five Star spin-off costs, impairment charges and gains and general and administrative expenses related to foreclosures and lease terminations. We consider FFO to be an appropriate measure of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO provides useful information to investors because by excluding the effects of certain historical costs, such as depreciation expense and gain or losses on sale of properties, FFO can facilitate comparison of current operating performance among REITs. FFO does not represent cash generated by operating activities in accordance with generally accepted accounting principles, or GAAP, and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. FFO is one important factor considered by our board of trustees in determining the amount of distributions to shareholders. Other important factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving bank credit facility and public debt covenants, the availability of debt and equity capital to us and our expectation of our future performance.

(7) In addition to the cash distributions, on December 31, 2001, we made a distribution of one share of Five Star for every ten shares of our common shares then outstanding. This in kind distribution was valued at $31.5 million ($0.726 per share) based upon the market value of Five Star shares at the time of the distribution.

SENIOR HOUSING PROPERTIES TRUST

President's Letter to Shareholders

DEAR FELLOW SHAREHOLDERS:

During 2003, we continued to target new investments in high quality independent and assisted living properties where residents pay predominantly with private resources rather than relying on the Medicaid or Medicare programs.

In February, we purchased 18 assisted living facilities with resident capacity of 894. These properties were simultaneously leased to Alterra Healthcare Corporation until 2017. The rent is set at $7 million per year and, starting in 2004, it increases by a percentage of the growth in revenues at the properties. We also made a $6.9 million mortgage loan to Alterra which was repaid in full in December.

In December, we purchased ten assisted living facilities with resident capacity of 1,019 and leased them to NewSeasons Assisted Living Communities, Inc. These facilities are leased to NewSeasons for an initial term until 2017, for initial rent of $8 million per year increasing by fixed amounts to average $9.3 million per year during the term. NewSeasons is a subsidiary of Independence Blue Cross, a not for profit health insurer based in Philadelphia with over four million members and over $8 billion of annual revenues. The NewSeasons' lease is guaranteed by Independence Blue Cross.

During the year, we purchased four independent and assisted living properties with combined resident capacity of 307 for $18.8 million and leased these properties to Five Star Quality Care, Inc. During the year, we sold one nursing home which was previously leased to Five Star for $300,000. Also during the past year, we funded capital improvements totaling $11.4 million in facilities leased by Five Star and Five Star's rent was increased by 10% per year of the amounts funded.

Shortly after the end of 2003, we settled our previously announced litigation with Marriott International concerning its sale of its senior living business to Sunrise Senior Living, Inc. Marriott formerly leased 14 of our properties and managed another 31 of our properties which are leased to Five Star. We are not happy that Marriott has decided to exit the senior living business, but Marriott does remain a guarantor of our 14 property lease.

At this time, the only significant litigation in which we are involved is our lawsuit against HEALTHSOUTH Corp. In 2001, we agreed to lower the rent HEALTHSOUTH pays on its lease for two hospitals in return for a lease extension and direct, recourse, liability by HEALTHSOUTH, a company that was then represented to us to have investment grade credit qualities. Since then, at least 15 former executives of HEALTHSOUTH have pled guilty to publishing false financial information, and we sued HEALTHSOUTH to re-instate the higher rents. HEALTHSOUTH has continued to timely pay its current (lower) rents during its present difficulties and our case for a rent increase has not yet been scheduled for trial.

Since January 2003, finding worthwhile investment opportunities in the senior living industry has become increasingly competitive. Investors who use high amounts of low cost debt leverage have driven purchase prices to high levels, especially for high quality properties. We believe that we have good access to investment capital and we intend to continue to investigate growth opportunities, but we can't be sure that we will be able to find opportunities which meet our standards in the present circumstances. In any event, we expect to carefully manage our existing investments and work with existing tenants to try to enhance the quality of our properties and their operations.

On behalf of our Reit Management and Research management team, I thank you for your continued support.

Sincerely,

David J. Hegarty

David J. Hegarty
President
April 13, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

of financial condition and results of operations

PORTFOLIO OVERVIEW

The following tables present an overview of our portfolio as of December 31, 2003 (dollars in thousands):

	# of Properties	# of Units/Beds	Investment	% of Investment	Annual Rent	% of Annual Rent
Facility Type						
Independent living communities[1]	35	10,191	$ 868,593	61.2%	$ 82,403	58.2%
Assisted living facilities	48	3,542	260,257	18.4%	29,826	21.1%
Skilled nursing facilities	65	6,868	245,838	17.3%	20,697	14.6%
Hospitals	2	364	43,553	3.1%	8,700	6.1%
Total	150	20,965	$1,418,241	100.0%	$ 141,626	100.0%
Tenant/Operator						
Five Star/Sunrise[2]	31	7,491	$ 619,942	43.6%	$ 63,674	45.0%
Marriott/Sunrise[2]	14	4,030	325,473	22.9%	30,975	21.8%
NewSeasons Assisted Living Communities, Inc.	10	1,019	87,656	6.2%	9,287	6.6%
HEALTHSOUTH Corp.	2	364	43,553	3.1%	8,700	6.1%
Five Star #2	13	1,054	83,471	5.9%	8,235	5.8%
Five Star #1	53	4,868	147,072	10.4%	7,646	5.4%
Alterra Healthcare Corporation	18	894	61,079	4.3%	7,015	5.0%
Genesis HealthCare Corporation	1	156	13,007	1.0%	1,509	1.1%
5 private companies (combined)	8	1,089	36,988	2.6%	4,585	3.2%
Total	150	20,965	$1,418,241	100.0%	$ 141,626	100.0%

	Year Ended December 31,									
Tenant Operating Statistics[3]					Percentage of Operating Revenue Sources					
	Rent Coverage		Occupancy		Private Pay		Medicare		Medicaid	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Five Star/Sunrise[2][4]	1.0x	1.1x	90%	90%	86%	87%	10%	10%	4%	3%
Marriott/Sunrise[2]	1.3x	1.4x	87%	89%	83%	84%	13%	13%	4%	3%
NewSeasons[5][6]	1.1x	NA	79%	NA	100%	NA	0%	NA	0%	NA
HEALTHSOUTH[7]	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Five Star #2[5]	1.0x	1.1x	87%	88%	100%	100%	0%	0%	0%	0%
Five Star #1	2.9x	2.6x	90%	91%	21%	22%	21%	20%	58%	58%
Alterra Healthcare[5]	1.6x	1.5x	86%	89%	98%	98%	0%	0%	2%	2%
Genesis HealthCare Corporation	1.5x	1.8x	97%	96%	23%	26%	34%	38%	43%	36%
5 private companies (combined)	2.4x	2.1x	87%	88%	23%	21%	19%	20%	58%	59%

(1) Properties where the majority of units are independent living apartments are classified as independent living communities.

(2) On March 28, 2003, Marriott International, Inc., or Marriott, sold its senior living division, MSLS, to Sunrise Senior Living, Inc., or Sunrise. Effective on that date, Sunrise became the manager of 31 properties leased to Five Star Quality Care, Inc., or Five Star, and the tenant and manager of 14 properties leased to MSLS. Marriott continues to guarantee the lease for the 14 properties.

(3) All tenant operating statistics presented are based upon the operating results provided by our tenants for the indicated periods ending December 31 or the most recent prior period tenant operating results available to us from our tenants. Rent coverage is calculated as operating cash flow from our tenants' facility operations, before subordinated charges and capital expenditure reserves, divided by rent payable to us. We have not independently verified our tenants' operating data.

(4) Rent coverage is after non-subordinated management fees of $17.1 million and $17.4 million for the year ended December 31, 2003 and 2002, respectively.

(5) Includes data for periods prior to our ownership of these properties.

(6) We acquired these properties on December 29, 2003.

(7) In March 2003, HEALTHSOUTH issued a press release stating that its historical financial information should not be relied upon. Because we have reason to doubt the financial information we have from HEALTHSOUTH, we do not disclose any operating statistics for this tenant.

RESULTS OF OPERATIONS

Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

Rental income for the year ended December 31, 2003, was $129.2 million compared to rental income of $115.6 million for the year ended December 31, 2002, an increase of $13.6 million, or 11.8%. This increase results from our acquisition and lease of 40 properties during 2002 and 32 properties during 2003.

FF&E reserve income for the year ended December 31, 2003, was zero compared to $5.3 million for the year ended December 31, 2002. One of our leases with Five Star required a percentage of gross revenues be paid to us as additional rent, which was escrowed for future capital expenditures at the leased facilities. This lease was amended on October 1, 2002. As a result of this amendment, the FF&E reserve escrow deposits are not paid to us as additional rent, but are paid into accounts owned by Five Star. We have security and remainder interests in these accounts and in property purchased with funding from these accounts.Accordingly, we no longer record FF&E reserve income.

Interest and other income for the year ended December 31, 2003 and 2002, each include $800,000 of dividend income from one million shares of HRPT Properties Trust, or HRPT, that we own. Also included in interest and other income for the year ended December 31, 2003, is $750,000 of proceeds from the sale of a mortgage note. In connection with one of our 2002 acquisitions, we were assigned the rights under this mortgage note from an unrelated third party. The mortgage note was assigned zero value at the time of the assignment. However, in March 2003, we sold the note to an affiliate of the note obligor for $750,000. The year ended December 31, 2003, also includes $371,000 of mortgage interest income from mortgage financing we provided in February 2003 to Alterra, and a net operating loss of $146,000 from the property we repossessed from a tenant which defaulted its lease obligations to us in March 2003.

Interest expense for the year ended December 31, 2003, was $35.1 million compared to interest expense for the year ended December 31, 2002, of $27.4 million, an increase of $7.7 million, or 28.1%. The increase was caused by our issuance of $150.0 million of 7 7/8% senior unsecured notes in April 2003, partially offset by less interest expense on reduced amounts outstanding under our revolving bank credit facility during 2003.

Depreciation expense for the year ended December 31, 2003, was $35.7 million compared to depreciation expense for the year ended December 31, 2002, of $31.6 million, an increase of $4.1 million, or 13.0%. General and administrative expense for the year ended December 31, 2003, was $10.5 million compared to general and administrative expense for the year ended December 31, 2002, of $8.5 million, an increase of $2.0 million, or 23.5%. These increases were primarily due to the full impact in 2003 of our investment in 40 properties during 2002, our investment in 32 properties in 2003 and costs of $1.2 million in connection with our litigations with Marriott and HEALTHSOUTH. In January 2004, we settled our litigation with Marriott.

During the year ended December 31, 2003, we experienced a loss of $1.2 million on the sale of one property. In the year ended December 31, 2002, we recorded a loss from discontinued operations of $1.8 million at a facility leased to Five Star which was closed and subsequently sold during 2002. We had no discontinued operations in 2003.

Net income was $45.9 million, or $0.78 per share, for the year ended December 31, 2003, compared to $50.2 million, or $0.89 per share, for the year ended December 31, 2002, a decrease of $4.3 million, or $0.11 per share. These changes reflect the changes described above in revenues and expenses and the more than 2.0 million share increase in the weighted average number of shares outstanding between the 2003 and 2002 periods resulting from our issuance of our common shares during 2002.

Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

Total revenues for the year ended December 31, 2002, were $122.3 million, compared to total revenues of $274.6 million for the year ended December 31, 2001. Included in total revenues for the year ended December 31, 2001, are revenues from facilities' operations of $224.9 million. During 2001, Five Star, one of our wholly owned subsidiaries, operated facilities for our account. On December 31, 2001, we distributed substantially all of our ownership of Five Star to our shareholders and Five Star became a separate public company. In connection with the Five Star spin-off, Five Star leased the facilities from us which it previously operated for our account; and, as a result, after the Five Star spin-off, we do not have facilities' operations revenues or expenses.

Rental income for the year ended December 31, 2002, was $115.6 million compared to rental income of $47.4 million for the year ended December 31, 2001, an increase of $68.2 million. This increase was due to our acquisition and lease of 31 properties on January 11, 2002, for annual rent of $63.0 million, our lease to Five Star of facilities which had been previously operated for our account for annual rent of $6.9 million and our lease to Five Star which commenced in October 2002 for annual rent of $6.3 million. This increase was partially offset by a decrease in annual rent from HEALTHSOUTH of $10.3 million to $8.7 million resulting from a lease modification related to a non-monetary exchange of properties, effective January 2, 2002. The primary reasons which we entered into this exchange transaction were as follows:

- HEALTHSOUTH advised us that it was not interested to continue operating the five nursing homes which it leased from us, but it was interested to operate on a long term basis the two hospitals which it delivered to us;
- Historically the two hospitals which we received had produced financial performance which was equal to or better than the financial performance of the five nursing homes we delivered to HEALTHSOUTH; and
- Although the amount of annual rent which we would receive was less than we previously received, we obtained a longer term lease commitment from a tenant that represented itself to be, and that we believed to be, an investment grade quality company.

FF&E reserve income for the year ended December 31, 2002, was $5.3 million compared to zero for the year ended December 31, 2001. The lease with Five Star for certain properties acquired in

January 2002 required a percentage of gross revenues be paid to us as additional rent, which was escrowed for future capital expenditures at the leased facilities. This lease was amended on October 1, 2002. As a result of this amendment, the FF&E reserve escrow deposits are not paid to us as additional rent, but are paid into accounts owned by Five Star. We have security and remainder interests in these accounts and in property purchased with funding from these accounts. As a result, we no longer receive FF&E reserve income.

Interest and other income for the years ended December 31, 2002 and 2001, each include $800,000 of dividend income from the one million shares of HRPT that we own.

Total expenses for the year ended December 31, 2002, were $67.5 million, compared to total expenses of $255.2 million for the year ended December 31, 2001, a decrease of $187.7 million. Total expenses for the year ended December 31, 2001, include expenses from facilities' operations of $217.9 million. Subsequent to the Five Star spin-off, we no longer have any facilities' operations expenses.

Interest expense for the year ended December 31, 2002, was $27.4 million compared to interest expense for the year ended December 31, 2001, of $5.9 million, an increase of $21.5 million. This increase was primarily due to our issuance of $245.0 million of 8 ⁵⁄₈% senior unsecured notes in December 2001 and our assumption of debt in connection with our purchase of properties in January 2002. These increases were partially offset by a decrease in the weighted average interest rate on our revolving bank credit facility.

Depreciation expense for the year ended December 31, 2002, was $31.6 million compared to depreciation expense for the year ended December 31, 2001, of $19.4 million, an increase of $12.2 million. Recurring general and administrative expense for the year ended December 31, 2002, was $8.5 million compared to recurring general and administrative expense for the year ended December 31, 2001, of $4.1 million, an increase of $4.4 million. These increases were primarily due to our acquisition of properties in January and October 2002 and increased legal fees in connection with our litigation with Marriott.

During the year ended December 31, 2001, we incurred nonrecurring general and administrative costs totaling approximately $4.2 million. These costs were incurred in connection with the establishment of operating systems for foreclosed and repossessed properties, which systems were distributed to shareholders in the Five Star spin-off. In addition, we incurred $3.7 million of non-recurring costs in connection with the Five Star spin-off.

Distributions on trust preferred securities for the year ended December 31, 2002, were $2.8 million compared to $1.5 million for the year ended December 31, 2001. The increase is due to our issuance of trust preferred securities in June and July 2001.

During the year ended December 31, 2002, we recorded a loss from discontinued operations of $1.8 million related to a facility leased to Five Star which was closed during the second quarter of 2002 and sold during the fourth quarter of 2002. The loss includes historical depreciation expense as well as an impairment write down of the real estate associated with this property, offset by the sales proceeds received by us. For the 2001 period, amounts were reclassified from depreciation expense and facilities' operations revenues and expenses to the loss from discontinued operations.

Net income was $50.2 million, or $0.89 per share, for the year ended December 31, 2002, compared to $17.0 million, or $0.55 per share, for the year ended December 31, 2001, an increase of $33.2 million, or $0.34 per share. This increase is primarily the result of the changes in revenues and expenses resulting from our January and October 2002 acquisitions, the Five Star spin off and the issuance of senior notes and trust preferred securities as described above, and the increase in weighted average number of shares outstanding between the 2001 and 2002 periods.

RECENT DEVELOPMENTS

In February 2003, we purchased from Alterra 18 assisted living properties for $61.0 million and leased them to a subsidiary of Alterra for an initial term through 2017, plus renewal options. In addition, we provided $6.9 million of mortgage financing to Alterra for six assisted living properties. Our investment in properties leased and mortgaged by Alterra was part of Alterra's bankruptcy reorganization financing. The Alterra Bankruptcy Court approved the terms of our investment and that approval included an order that payments due to us under the lease and mortgage were accorded administrative priority status under the Bankruptcy Code. In October 2003, Alterra filed a plan of reorganization that we believed failed to meet certain conditions that we agreed to when we made our investment. Accordingly, we objected to Alterra's plan. In November 2003, we reached a compromise with Alterra regarding the revised plan pursuant to which Alterra prepaid our mortgage note in full and paid us an additional $3.5 million. This $3.5 million, net of $688,000 of costs we incurred related to our objection, is being amortized into our income during the remaining term of the Alterra lease.

In December 2003, we purchased 10 assisted living properties with resident capacity of 1,019 for $86.6 million from NewSeasons. We funded this acquisition by borrowing under our revolving bank credit facility and with cash on hand. Simultaneously, NewSeasons leased these facilities from us for an initial term ending in 2017, plus renewal options for up to an additional 30 years. The rent payable to us will average approximately $9.3 million per year during the initial lease term; although it will commence at a lower rent of approximately $8.0 million per year and then increase at agreed times during the lease term. Substantially all of the revenues at these properties are paid by residents from their private resources. NewSeasons is a subsidiary of Independence Blue Cross, or IBC. IBC is a large regional health insurance company based in Philadelphia, Pennsylvania, with reported revenues of approximately $8.5 billion in 2002. IBC has guaranteed NewSeasons' rent to us. In addition, we, NewSeasons and IBC have entered into an agreement for the possible expansion of our business relationships by adding up to four assisted living properties with resident capacity of 540. These four properties are currently encumbered by mortgage debts. We intend to purchase these properties if and when these mortgage debts are prepaid or assumed on terms mutually acceptable to us, NewSeasons, IBC and the lenders. If we purchase all four of these properties, our purchase price for these additional properties will be $28.4 million; any that we purchase will be added to the lease for the 10 currently leased properties and rent payable to us will increase.

Subsequent to December 31, 2003, we have entered into several transactions with Five Star, which are discussed below under the heading, "Related Party Transactions".

In January 2004, we issued 5,000,000 common shares of beneficial interest, raising net proceeds of $86.3 million. These net proceeds were used to repay borrowings outstanding under our revolving bank credit facility.

LIQUIDITY AND CAPITAL RESOURCES

Our Operating Liquidity and Resources

Our principal sources of funds for current expenses and distributions to shareholders are rents from our properties. Minimum rents are generally received monthly or quarterly from our tenants and percentage rents are received monthly, quarterly or annually. This flow of funds has historically been sufficient for us to pay our operating expenses, debt service and distributions. We believe that our operating cash flow will be sufficient to meet our operating expenses, debt service and distribution payments for the foreseeable future.

Our Investment and Financing Liquidity and Resources

In order to fund acquisitions and to accommodate cash needs that may result from timing differences between our receipt of rents and the need to make distributions or pay operating expenses, we maintain a revolving bank credit facility with a group of commercial banks. Our revolving bank credit facility matures in November 2005 and may be extended at our option to November 2006 upon payment of an extension fee. Borrowings under the revolving bank credit facility can be up to $250.0 million and the revolving bank credit facility includes a feature under which the maximum borrowing may be expanded to $500.0 million, in certain circumstances. Borrowings under our revolving bank credit facility are unsecured. Funds may be borrowed, repaid and reborrowed until maturity, and no principal repayment is due until maturity. Interest on borrowings under the revolving bank credit facility is payable at a spread above LIBOR.

In February 2003, we acquired 18 assisted living facilities and provided mortgage financing for six other assisted living facilities for a total investment of $67.9 million. The funding for this transaction was provided by borrowings under our revolving bank credit facility. In December 2003, the mortgage financing of $6.9 million was fully repaid.

In April 2003, we issued $150.0 million of 7 7/8% senior unsecured notes due 2015, raising net proceeds, after a discount and costs of issuance, of $146.2 million. The net proceeds from this issuance were used to repay amounts outstanding under our revolving bank credit facility and for general business purposes.

In May 2003, we purchased three assisted living facilities for $6.5 million. During 2003, in accordance with several of our leases, we funded $11.4 million of expenditures related to the repair, maintenance or renovation of our properties. In September 2003, we purchased one independent living property for $12.3 million. In December 2003, we purchased 10 assisted living facilities for $86.6 million. In March 2004, we purchased one independent and assisted living facility for $24.1 million. The funding for these transactions was provided by borrowings under our revolving bank credit facility and cash on hand.

During 2003, we agreed to sell two nursing homes for $10.5 million, subject to various conditions. Proceeds from the sale of these properties will be used to repay borrowings outstanding under our revolving bank credit facility and for general business purposes.

In January 2004, we issued 5 million of our common shares in a public offering. The net proceeds of $86.3 million were used to repay borrowings outstanding on our revolving bank credit facility.

In connection with our December 2003 acquisition of 10 assisted living facilities, we agreed to purchase up to an additional four assisted living facilities. These four properties are currently encumbered by mortgage debts. We intend to purchase these properties if and when these mortgage debts are prepaid or assumed on terms mutually acceptable to us, the seller and the lenders. If we purchase all four of these properties, our purchase price for these additional properties will be $28.4 million. Funding required to complete this transaction is expected to be provided by borrowing under our revolving bank credit facility and cash on hand.

At December 31, 2003, we had $3.5 million of cash and cash equivalents and $148.0 million available under our revolving bank credit facility. As of March 8, 2004, we had $40.0 million outstanding and $210.0 million available under our revolving bank credit facility. We expect to use cash balances, borrowings under our revolving bank credit facility and net proceeds of offerings of equity or debt securities to fund future property acquisitions, including the future funding for expenditures related to the repair, maintenance or renovation of our properties.

When amounts are outstanding on our revolving bank credit facility and as the maturity dates of our revolving bank credit facility and term debts approach over the longer term, we will explore alternatives for the repayment of amounts due. Such alternatives may include incurring additional long term debt and issuing new equity securities. As of March 8, 2004, we had $1.6 billion available on an effective shelf registration statement. An effective shelf registration statement allows us to issue public securities on an expedited basis, but it does not assure that there will be buyers for such securities. Although there can be no assurance that we will consummate any debt or equity offerings or other financings, we believe we will have access to various types of financing, including debt or equity offerings, with which to finance future acquisitions and to pay our debts and other obligations.

On January 6, 2004, a distribution of $0.31 per common share was declared with respect to our 2003 fourth quarter results. This distribution was paid to shareholders on February 20, 2004, using cash on hand and borrowings under our revolving bank credit facility.

As of December 31, 2003, our contractual obligations were as follows (dollars in thousands):

	Payment due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations(1)	$ 418,800	$ 9,100	$ –	$ –	$ 409,700
Capital Lease Obligations	8,017	791	1,769	2,052	3,405
Ground Lease Obligations	6,196	426	852	852	4,066
Purchase Obligations(2)	28,400	28,400	–	–	–
Total	$ 461,413	$ 38,717	$ 2,621	$ 2,904	$ 417,171

(1) Our term debt maturities are as follows: $9.1 million in 2004; $245.0 million in 2012; $150.0 million in 2015; and $14.7 million in 2027. In addition to the long-term debt obligations included in the table above, we had $27.4 million of trust preferred securities outstanding. As discussed in Note 8 of the accompanying financial statements, our subsidiary that has issued these trust preferred securities also holds $27.4 million of debentures that have been issued by us and which are due in 2041. As discussed in Note 2 of the accompanying financial statements, the classification of these trust preferred securities and the related debentures may change in the first quarter of 2004.

(2) This amount represents the four additional properties we agreed to purchase in connection with our December 2003 acquisition.

DEBT AND TRUST PREFERRED SECURITIES COVENANTS

Our principal debt obligations at December 31, 2003, were our unsecured revolving bank credit facility and our $395.0 million of unsecured senior notes. Our senior notes are governed by an indenture. This indenture and related supplements and our revolving bank credit facility contain a number of financial ratio covenants which generally restrict our ability to incur debts, including debts secured by mortgages on our properties in excess of calculated amounts, require us to maintain a minimum net worth, restrict our ability to make distributions under certain circumstances and require us to maintain other ratios. Our trust preferred securities are governed by an indenture which is generally less restrictive than the indenture governing our senior notes and the terms of our revolving bank credit facility. As of December 31, 2003, we were in compliance with all of the covenants under our indentures and related supplements and our revolving bank credit facility.

None of our indentures and related supplements, our revolving bank credit facility or our other debt obligations contain provisions for acceleration which could be triggered by our debt ratings. However, under the revolving bank credit facility, our senior debt rating is used to determine the fees and the interest rate payable.

Our public debt indenture and related supplements contain cross default provisions to any other debts of $10.0 million or more. Similarly, a default on our public debt or trust preferred securities indenture would be a default under our revolving bank credit facility.

As of March 8, 2004, we have no commercial paper, derivatives, swaps, hedges, joint ventures or partnerships.

RELATED PARTY TRANSACTIONS

In 1999, HRPT distributed a majority of our shares to its shareholders of record on October 8, 1999. In order to effect this spin off and to govern relations after the spin off, we entered into a transaction agreement with HRPT, pursuant to which it was agreed that so long as (1) HRPT owns more than 10% of our shares; (2) we and HRPT engage the same investment manager; or (3) we and HRPT have one or more common managing trustees; then we will not invest in office buildings, including medical office buildings and clinical laboratory buildings, without the prior consent of HRPT's independent trustees, and HRPT will not invest in properties involving senior housing without the prior consent of our independent trustees. If an investment involves both office and senior housing components, the character of the investment will be determined by building area, excluding common areas, unless our board and HRPT's board otherwise agree at the time. These provisions do not apply to any investments HRPT held at the time of the spin off. Also as part of the transaction agreement, we agreed to subject our ability to waive ownership restrictions contained in our charter to the consent of HRPT's trustees so long as HRPT owns more than 9.8% of our outstanding voting or equity interest.

On December 31, 2001, we distributed substantially all of our shares of Five Star to our shareholders of record on December 17, 2001. In order to effect this spin off and to govern relations after the spin off, we entered into agreements with Five Star, pursuant to which it was agreed that:

- so long as we remain a real estate investment trust, Five Star may not waive the share ownership restrictions in its charter on the ability of any person or group to acquire more than 9.8% of any class of its equity shares without, among other requirements, our consent and Five Star's determination that the exception to the ownership limitations would not cause a default under any of its leases;

- so long as Five Star is our tenant, Five Star will neither permit any person or group to acquire more than 9.8% of any class of Five Star's voting stock or permit the occurrence of other change in control events, as defined, nor will Five Star take any action that, in the reasonable judgment of us or HRPT, might jeopardize the tax status of us or HRPT as a real estate investment trust;

- we have the option, upon the acquisition by a person or group of more than 9.8% of Five Star's voting stock and upon other change in control events of Five Star, as defined, to cancel all of Five Star's rights under its leases with us; and

- so long as Five Star maintains its shared service agreement with RMR or is a tenant under a lease with us, Five Star will not acquire or finance any real estate without first giving us, HRPT, Hospitality Properties Trust, or HPT, or any other publicly owned real estate investment trust or other entity managed by RMR the opportunity to acquire or finance real estate investments of the type in which we, HRPT, HPT or any other publicly owned real estate investment trust or other entity managed by RMR, respectively, invest.

At the time Five Star was spun off from us, all of the persons serving as directors of Five Star were also our trustees. Two of our trustees, Gerard M. Martin and Barry M. Portnoy, are current directors of Five Star.

As of December 31, 2003, we leased 97 senior living communities to Five Star for total annual minimum rent of $79.6 million.

During 2003, we and Five Star were jointly involved in litigation with Marriott and MSLS, the operator of 31 of the senior living communities which we leased to Five Star. We and Five Star equally shared the costs of this litigation. This litigation was settled in January 2004.

Since January 1, 2003, we have entered or agreed to enter into several transactions with Five Star, including the following:

- During 2003, pursuant to the terms of our leases with Five Star, we purchased $11.4 million of improvements to our properties leased by Five Star, and the annual rent payable to us by Five Star was increased by 10% of the amounts invested, or $1.1 million.

- In March 2003, one of our private company tenants defaulted its lease for a nursing home in Missouri. We terminated this lease and engaged Five Star to manage this property for our account. Currently, this property is listed for sale or lease. Five Star is paid a management fee of 5% of the gross revenues at this nursing home, totaling $135,000 through December 31, 2003.

- In May 2003, we purchased from an unrelated third party three assisted living properties with 143 living units located in Virginia for $6.5 million. In September 2003, we purchased from Five Star one independent living property with 164 units in California for $12.3 million, its appraised value. These four properties were added to our existing lease with Five Star for nine other independent and assisted living properties. The annual minimum rent for the properties included in this lease increased by $1.9 million. All other terms of the lease remained unchanged.

- In July 2003, we agreed to sell to Five Star two nursing homes in Michigan that we leased to Five Star. The purchase price is $10.5 million, the appraised value of the properties. These two properties are leased on a combined basis with other nursing home properties. Under the terms of our lease with Five Star, upon consummation of the sale, the annual rent payable under the combined lease will be reduced by 10% of the net proceeds that we received from the sale. We expect the sale of these properties to occur during the first half of 2004. However, this sale is contingent upon Five Star's obtaining Department of Housing and Urban Development insured financing for its purchase, and this sale may not close because of a failure of this condition or for some other reason.

- On March 1, 2004, we purchased from Five Star one independent and assisted living facility with 229 units located in Maryland. The purchase price was $24.1 million, the appraised value of the property. Simultaneous with this purchase, our existing leases with Five Star were modified as follows:

  - the lease for 53 nursing homes and the lease for 13 independent and assisted living facilities were combined into one lease and the property acquired on March 1, 2004 was added to this combined lease;

  - the combined lease maturity date was changed to December 31, 2020 from December 31, 2018 and 2019 for the separate leases;

  - the minimum rent for the combined lease of 53 nursing homes and 14 independent living facilities was increased by $2.4 million; and

  - for all of our leases with Five Star, the amount of additional rent to be paid to us was changed to 4% of the increase in revenues at the leased properties beginning in 2006.

  All other lease terms remained substantially unchanged.

In October 2003, we entered into an agreement between us and HRPT, pursuant to which we agreed to file a registration statement with respect to our shares held by HRPT and use reasonable efforts to effect the registration of those shares. HRPT paid the expenses of this registration. The registration statement became effective October 24, 2003. In January and February 2004, we completed a public offering of 5 million of our common shares. In a simultaneous offering, HRPT sold 3,148,500 of our shares which it owned. We and HRPT were parties to a joint underwriting agreement in connection with this offering. We did not receive any proceeds from the sale of our shares by HRPT, but HRPT paid its pro-rata share of the expenses of this offering.

Reit Management & Research, LLC, or RMR, provides investment, management and administrative services to us under an advisory agreement which is renewed annually if the renewal is approved by a majority of our independent trustees. RMR is compensated at an annual rate equal to a percentage of our average real estate investments, as defined. The percentage applied to our investments at the time we were spun off from HRPT is 0.5%. The annual compensation percentage for the first $250 million of investments made since our spin off from HRPT is 0.7% and thereafter is 0.5%. RMR may also earn an incentive fee based upon increases in our funds from operations per share, as defined. The incentive fee payable to RMR is paid in common shares. Aggregate fees earned by RMR for services during 2003 were $7.6 million, including $263,000 as an incentive fee which will be paid in common shares in April 2004. RMR is owned by Messrs. Martin and Portnoy who are our managing trustees. Messrs. Martin and Portnoy each have material interests in the transactions between us and RMR described above. All transactions between us and RMR are approved by our independent trustees. Our independent trustees have approved the renewal of the advisory agreement for its term which will end December 31, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS

of financial condition and results of operations

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are those that have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and assessments are consistently applied and produce financial information that fairly presents our results of operations. Our three most critical accounting policies concern our investments in real property and are:

Allocation of Purchase Price and Recognition of Depreciation Expense. The acquisition cost of each real property investment is allocated to various property components such as land, buildings and improvements, and each component generally has a different useful life. Acquisition cost allocations and the determination of the useful lives are based on our management's estimates or, under some circumstances, studies commissioned from independent real estate appraisal firms. For real estate acquired subsequent to June 1, 2001, the effective date of Statement of Financial Accounting Standards No. 141, Business Combinations, we allocate the value of real estate acquired among building, land, furniture, fixtures and equipment, the value of in-place leases and the fair market value of above or below market leases and customer relationships. We compute related depreciation expense using the straight line method over estimated useful lives of up to 40 years for buildings and improvements, and up to 12 years for personal property. The value of intangible assets is amortized over the term of the respective lease. The allocated cost of land is not depreciated. Inappropriate allocation of acquisition costs or incorrect estimates of useful lives could result in depreciation and amortization expenses which do not appropriately reflect the allocation of our capital expenditures over future periods required by generally accepted accounting principles.

Impairment of Assets. We periodically evaluate our real property investments for impairment indicators. These indicators may include weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life and market or industry changes that could permanently reduce the value of our investments. If indicators of impairment are present, we evaluate the carrying value of the related real property investment by comparing it to the expected future undiscounted cash flows to be generated from that property. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to the present value of these expected future cash flows. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. If we misjudge or estimate incorrectly or if future tenant profitability, market or industry factors differ from our expectations we may record an impairment charge which is inappropriate or fail to record a charge when we should have done so, or the amount of such charges may be inaccurate.

Classification of Leases. Our real property investments are generally leased on a triple net basis, pursuant to non-cancelable, fixed term, operating leases. Each time we enter a new lease or materially modify an existing lease we evaluate its classification as either a capital lease or operating lease. The classification of a lease as capital or operating affects the carrying value of a property, as well as our recognition of rental payments as revenue. These evaluations require us to make estimates of, among other things, the remaining useful life and market value of a leased property, discount rates and future cash flows. Incorrect assumptions or estimates may result in misclassification of our leases.

These policies involve significant judgments based upon our experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual values, the ability of our tenants and operators to perform their obligations to us, and the current and likely future operating and competitive environments in which our properties are operated. In the future we may need to revise our assessments to incorporate information which is not now known, and such revisions could increase or decrease our depreciation expense related to properties we own, result in the classification of our leases as other than operating leases or decrease the carrying values of our assets.

During 2000, we assumed the operations of nursing homes from bankrupt former tenants, pursuant to negotiated settlement agreements. During the first quarter of 2001, we obtained substantially all of the healthcare regulatory licenses and Medicare and Medicaid provider agreements necessary for these nursing home operations, and we consolidated the nursing home operations effective January 1, 2001. With respect to the consolidated facilities' operations, our most critical accounting policies in 2001 involved revenue recognition and our assessment of the net realizable value of the facilities' accounts receivable. These policies involved significant judgments based upon our experience, including judgments about changes in governmental payment methodology, contract modifications and economic conditions that affect the collectibility of the facilities' accounts receivable. As a result of the Five Star spin-off on December 31, 2001, we no longer operate any facilities. Also, the accounts receivable related to facilities' operations were transferred to Five Star as part of the initial capitalization of Five Star.

IMPACT OF INFLATION

Inflation might have both positive and negative impacts upon us. Inflation might cause the value of our real estate investments to increase. In an inflationary environment, the percentage rents which we receive based upon a percentage of our tenants' revenues should increase. Offsetting these benefits, inflation might cause our costs of equity and debt capital and other operating costs to increase. An increase in our capital costs or in our operating costs will result in decreased earnings unless it is offset by increased revenues. In periods of rapid inflation, our tenants' operating costs may increase faster than revenues and this fact may have an adverse impact upon us if our tenants' operating income from our properties becomes insufficient to pay our rent. To mitigate the adverse impact of increased operating costs at our leased properties, we generally require our tenants to guarantee our rent. To mitigate the adverse impact of increased costs of debt capital in the event of material inflation, we previously have purchased interest rate cap agreements and we may enter into similar interest rate hedge arrangements in the future. The decision to enter into these agreements was and will be based on the amount of floating rate debt outstanding, our belief that material interest rate increases are likely to occur and upon requirements of our borrowing arrangements.

IMPACT OF GOVERNMENT REIMBURSEMENT

Approximately 84% of our current annual rents come from properties where approximately 83% or more of the operating revenues are derived from residents who pay from their own private resources. Of the remaining 16% of our rents which come from properties where the revenues are heavily dependent upon Medicare and Medicaid programs, the operations of these properties currently produce sufficient cash flow to support our rent. However, as discussed above in "Business — Government Regulation and Reimbursement", we expect that Medicare and Medicaid rates paid to our tenants may not increase in amounts sufficient to pay our tenants' increased operating costs, or that they may even decline.

Also, the hospitals we lease to HEALTHSOUTH are heavily dependent upon Medicare revenues. Reports of erroneous financial statements by HEALTHSOUTH have called into question whether those hospitals in fact produce sufficient revenues to pay our rent. We cannot predict whether our tenants which are affected by Medicare and Medicaid rates will be able to continue to pay their rent obligations if these expected circumstances occur and persist for an extended time.

SEASONALITY

Nursing home and assisted living operations have historically reflected modest seasonality. During calendar fourth quarter holiday periods, residents at such facilities are sometimes discharged to join in family celebrations and admission decisions are often deferred. The first quarter of each calendar year usually coincides with increased illness among residents which can result in increased costs or discharges to hospitals. As a result of these factors and others, these operations sometimes produce greater earnings in the second and third quarters of each calendar year and lesser earnings in the fourth and first calendar quarters. We do not expect these seasonal differences to have a material impact upon the ability of our tenants to pay our rent.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2002. Other than as described below, we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we plan to manage this exposure in the near future.

At December 31, 2003, our outstanding debt included $245.0 million of 8 5/8% senior unsecured notes due in 2012 and $150.0 million of 7 7/8% senior unsecured notes due in 2015. The interest on these notes is payable semi-annually. No principal payments are due under these notes until maturity. Because these notes bear interest at a fixed rate, changes in market interest rates during the term of this debt will not affect our operating results. If at maturity these notes are refinanced at interest rates which are 10% higher than the current rate, our per annum interest cost would increase by approximately $3.3 million. We are allowed to make prepayments of these senior notes, in whole or in part, at par plus a premium, as defined. Prior to April 15, 2006, we may redeem up to 35% of the 7 7/8% senior notes with the net cash proceeds of qualified equity offerings, as defined. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity. Changes in market interest rates also affect the fair value of our debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt, while decreases in market interest rates increase the fair value of our fixed rate debt. Our total fixed rate debt obligations outstanding at December 31, 2003, was $409.7 million, including the $245.0 million of 8 5/8% notes due in 2012, $150.0 million of 7 7/8% notes due in 2015 and mortgage notes totaling $14.7 million due in 2027. Based on the balances outstanding at December 31, 2003, and discounted cash flow analysis through the maturity date of our fixed rated debt obligations, a hypothetical immediate 10% change in interest rates would change the fair value of those obligations by approximately $22.0 million.

At December 31, 2003, we had $27.4 million of trust preferred securities outstanding, the dividends on which are dependent upon our making required payments on our 10.125% junior subordinated debentures due 2041. No principal repayments are due on the debentures until maturity. If the debentures were to be refinanced at interest rates which are 10% higher than the current rate, our per annum interest cost would increase $277,000. Our trust preferred securities are listed on the New York Stock Exchange, or NYSE and their market value is principally determined by supply and demand factors. The market price of our debentures may be sensitive to changes in interest rates, similar to our unsecured senior notes discussed above. Based on the balance outstanding at December 31, 2003, and discounted cash flow analysis through the maturity date of the trust preferred securities, a hypothetical immediate 10% change in interest rates would change the fair value of our fixed rate debentures by approximately $2.4 million. Our debentures have provisions that allow us to make repayments earlier than the stated maturity date. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity at higher rates by refinancing at lower rates prior to maturity. Our ability to prepay the debentures at par, beginning June 15, 2006, will also effect the change in the fair value of the debentures which would result from a change in interest rates. For example, using discounted cash flow analysis, a 10% change in interest rates calculated from December 31, 2003 to the first par prepayment option date for our trust preferred securities would change the value of those securities by approximately $630,000.

Our unsecured revolving bank credit facility bears interest at floating rates and matures in November 2005. As of December 31, 2003, we had $102.0 million outstanding and $148.0 million available for borrowing under our revolving bank credit facility. Repayments under our revolving bank credit facility may be made at any time without penalty. We borrow in U.S. dollars and borrowings under our revolving bank credit facility require interest at LIBOR plus a premium. Accordingly, we are vulnerable to changes in U.S. dollar based short term rates, specifically LIBOR. A change in interest rates would not affect the value of this floating rate debt but would affect our operating results. For example, the interest rate payable on our outstanding indebtedness of $102.0 million at December 31, 2003, was 2.72% per annum. The following table presents the impact a 10% change in interest rates would have on our floating rate interest expense as of December 31, 2003 (dollars in thousands):

	Impact of Changes in Interest Rates		
	Interest Rate Per Year	Outstanding Debt	Total Interest Expense Per Year
At December 31, 2003	2.72%	$ 102,000	$ 2,774
10% reduction	2.44%	$ 102,000	$ 2,489
10% increase	2.99%	$ 102,000	$ 3,050

The foregoing table shows the impact of an immediate change in floating interest rates. If interest rates were to change gradually over time, the impact would be spread over time. Our exposure to fluctuations in floating interest rates will increase or decrease in the future with increases or decreases in the outstanding amount under our revolving bank credit facility or other floating rate obligations.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

OUR ANNUAL REPORT CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND FEDERAL SECURITIES LAWS. THESE STATEMENTS REGARD OUR INTENT, BELIEF OR EXPECTATIONS, OR THE INTENT, BELIEF OR EXPECTATIONS OF OUR TRUSTEES AND OFFICERS CONCERNING:

- OUR TENANTS' ABILITY TO PAY OUR RENTS,
- OUR ABILITY TO PURCHASE ADDITIONAL PROPERTIES,
- OUR ABILITY TO MAKE INTEREST AND PRINCIPAL PAYMENTS ON OUR DEBT,
- OUR ABILITY TO MAKE DISTRIBUTIONS ON OUR SHARES,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCING AND OTHER MATTERS,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST,
- OUR ABILITY TO APPROPRIATELY BALANCE THE USE OF DEBT AND EQUITY,
- OUR ABILITY TO ACCESS CAPITAL MARKETS OR OTHER SOURCES OF FUNDS,
- OUR LITIGATION WITH HEALTHSOUTH AND
- THE POSSIBLE EXPANSION OF OUR BUSINESS RELATIONSHIP WITH NEWSEASONS.

ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE", "PREDICT" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION:

- CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS (INCLUDING PREVAILING INTEREST RATES),
- COMPLIANCE WITH AND CHANGES TO REGULATIONS AND PAYMENT POLICIES WITHIN THE REAL ESTATE, SENIOR HOUSING AND HEALTHCARE INDUSTRIES,
- CHANGES IN FINANCING TERMS,
- COMPETITION WITHIN THE REAL ESTATE, SENIOR HOUSING AND HEALTHCARE INDUSTRIES AND
- CHANGES IN FEDERAL, STATE AND LOCAL LEGISLATION.

FOR EXAMPLE, OUR TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS, WE MAY BE UNABLE TO IDENTIFY PROPERTIES WHICH WE WANT TO BUY OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES OR LEASE TERMS FOR THOSE PROPERTIES. THESE UNEXPECTED RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH, SUCH AS CHANGES IN OUR TENANTS' COSTS OR THEIR REVENUES INCLUDING MEDICARE AND MEDICAID REVENUES OR CHANGES IN THE CAPITAL MARKETS OR THE ECONOMY GENERALLY, ARE BEYOND OUR CONTROL.

MARRIOTT HAS TRANSFERRED THE OPERATIONS OF THE 31 SENIOR LIVING COMMUNITIES TO SUNRISE AND SINCE THE TRANSFER, THE OPERATING RESULTS AT THESE 31 COMMUNITIES HAVE DECLINED; WE ARE UNABLE TO PREDICT WHAT EFFECT THIS TRANSFER MAY HAVE UPON FIVE STAR'S ABILITY TO PAY OUR RENT FOR THESE COMMUNITIES.

FORWARD LOOKING STATEMENTS ARE ONLY EXPRESSIONS OF OUR PRESENT EXPECTATIONS AND INTENTIONS. FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR, AND THEY MAY NOT OCCUR. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

WE UNDERTAKE NO OBLIGATION TO RELEASE PUBLICLY THE RESULT OF ANY REVISION TO THESE FORWARD-LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

REAL ESTATE OWNED

(dollars in thousands)

Location	Number of Properties	Year(s) Built	Year(s)[1] Acquired	Units/ Beds	Amount at Which Carried at Close of Period: Land	Buildings & Improvements	Total[2]	Accumulated Depreciation[3]
Arizona	8	1984 - 1998	1992 - 2003	1,439	$ 12,287	$ 83,100	$ 95,387	$ 8,932
California	9	1963 - 1988	1990 - 2003	1,634	16,782	109,256	126,038	14,352
Colorado	8	1963 - 1998	1990 - 1993	853	1,861	31,527	33,388	7,344
Connecticut	2	1971 - 1974	1992	300	2,684	10,183	12,867	4,436
Delaware	5	1965 - 1991	2002	869	8,461	51,479	59,940	2,886
Florida	12	1949 - 1998	1994 - 2003	3,081	26,077	197,419	223,496	32,737
Georgia	3	1967 - 1985	1996	338	1,042	10,146	11,188	2,281
Illinois	1	1986	1994	363	3,665	33,078	36,743	7,685
Indiana	2	1986-1988	2002-2003	263	3,185	20,184	23,369	1,016
Iowa	7	1963 - 1978	1993 - 2000	495	984	11,694	12,678	2,855
Kansas	3	1972 - 1989	1995-2002	402	3,972	28,402	32,374	1,554
Kentucky	3	1980 - 1985	2002	606	3,524	39,809	43,333	2,158
Maryland	6	1992 - 2000	1994 - 2002	724	5,906	61,080	66,986	8,095
Massachusetts	3	1975 - 1984	2002	489	10,220	55,862	66,082	7,029
Michigan	7	1966 - 1998	2000-2003	543	3,077	23,345	26,422	1,221
Minnesota	2	1998	2003	92	800	6,209	7,009	171
Missouri	2	1970 - 1976	1993	180	213	3,940	4,153	1,041
Nebraska	14	1955 - 1989	1995 - 2000	814	1,185	14,214	15,399	2,051
New Jersey	6	1987 - 2001	1995 - 2003	984	10,563	76,685	87,248	4,073
New Mexico	1	1986	2002	209	3,828	22,922	26,750	1,282
North Carolina	3	1996-1999	2002-2003	197	1,513	11,120	12,633	325
Ohio	2	1965 - 1989	1993 - 2002	516	332	31,553	31,885	2,368
Pennsylvania	9	1985-2001	1991-2003	811	6,550	60,463	67,013	8,380
South Carolina	3	1980-1998	2002-2003	248	1,143	7,115	8,258	278
South Dakota	3	1960 - 1968	1992	361	442	7,147	7,589	2,309
Tennessee	2	1998	2003	90	700	6,810	7,510	169
Texas	6	1987 - 1991	1994 - 2002	1,763	21,762	135,300	157,062	9,546
Virginia	8	1987 - 1999	1994 - 2003	1,146	6,826	69,779	76,605	12,874
Washington	1	1964	1993	103	256	4,937	5,193	1,552
Wisconsin	7	1920 - 1969	1990 - 1998	861	2,349	23,722	26,071	7,258
Wyoming	2	1964 - 1970	1993	191	323	7,249	7,572	2,168
Total	150			20,965	$ 162,512	$ 1,255,729	$ 1,418,241	$ 160,426

(1) Includes acquisition dates of HRPT, our predecessor.
(2) Aggregate cost for federal income tax purposes is approximately $1.59 billion.
(3) Depreciation is provided on buildings and improvements for periods ranging up to 40 years and on equipment up to 12 years.

TAXABILITY OF DISTRIBUTIONS

Payment Date	Distribution Paid Per Share	Ordinary Income	Return of Capital
February 21, 2003	$ 0.3100	$ 0.1631	$ 0.1469
May 21, 2003	0.3100	0.1631	0.1469
August 22, 2003	0.3100	0.1631	0.1469
November 20, 2003	0.3100	0.1632	0.1468
Total 2003 distributions	$ 1.2400	$ 0.6525	$ 0.5875
February 21, 2002	$ 0.3000	$ 0.1869	$ 0.1131
May 21, 2002	0.3100	0.1932	0.1168
August 22, 2002	0.3100	0.1932	0.1168
November 21, 2002	0.3100	0.1932	0.1168
Total 2002 distributions	$ 1.2300	$ 0.7665	$ 0.4635

REPORT OF INDEPENDENT AUDITORS

TO THE TRUSTEES AND SHAREHOLDERS OF SENIOR HOUSING PROPERTIES TRUST

We have audited the accompanying consolidated balance sheets of Senior Housing Properties Trust, as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Senior Housing Properties Trust as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst + Young LLP

Boston, Massachusetts
February 6, 2004
Except for Note 14, as to which
date is March 1, 2004

CONSOLIDATED BALANCE SHEET

(in thousands, except share amounts)

	December 31, 2003	December 31, 2002
ASSETS		
Real estate properties, at cost:		
Land	$ 162,512	$ 145,037
Buildings and improvements	1,255,729	1,093,450
	1,418,241	1,238,487
Less accumulated depreciation	160,426	125,039
	1,257,815	1,113,448
Cash and cash equivalents	3,530	8,654
Restricted cash	10,108	12,364
Investments	10,244	8,288
Deferred financing fees, net	11,311	9,512
Due from affiliate	6,062	–
Other assets	5,030	5,934
Total assets	$ 1,304,100	$ 1,158,200
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving bank credit facility	$ 102,000	$ 81,000
Senior unsecured notes due 2012 and 2015, net of discount	393,612	243,746
Secured debt and capital leases	31,817	32,618
Prepaid rent	909	7,342
Security deposits	2,185	1,585
Accrued interest	12,360	9,962
Due to affiliate	894	652
Other liabilities	5,023	1,575
Total liabilities	548,800	378,480
Trust preferred securities	27,394	27,394
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $0.01 par value: 80,000,000 shares authorized, 58,453,338 and 58,436,900 shares issued and outstanding at December 31, 2003 and 2002, respectively	585	584
Additional paid-in capital	853,858	853,637
Cumulative net income	151,749	105,875
Cumulative distributions	(281,776)	(209,304)
Unrealized gain on investments	3,490	1,534
Total shareholders' equity	727,906	752,326
Total liabilities and shareholders' equity	$ 1,304,100	$ 1,158,200

See accompanying notes

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share amounts)

	Year Ended December 31,		
	2003	2002	2001
REVENUES:			
Rental income	$ 129,188	$ 115,560	$ 47,430
FF&E reserve income	–	5,345	–
Facilities' operations	–	–	224,867
Interest and other income	1,960	1,392	2,347
Total revenues	131,148	122,297	274,644
EXPENSES:			
Interest	35,088	27,399	5,879
Depreciation	35,728	31,596	19,351
Facilities' operations	–	–	217,910
General and administrative:			
- Recurring	10,487	8,478	4,129
- Related to foreclosures and lease terminations	–	–	4,167
Five Star spin-off costs	–	–	3,732
Total	81,303	67,473	255,168
Income from continuing operations before distributions on trust preferred securities, loss from discontinued operations and loss on sale of properties	49,845	54,824	19,476
Distributions on trust preferred securities	2,811	2,811	1,455
Income from continuing operations before loss from discontinued operations and loss on sale of properties	47,034	52,013	18,021
Loss from discontinued operations	–	(1,829)	(1,003)
Loss on sale of properties	(1,160)	–	–
Net income	$ 45,874	$ 50,184	$ 17,018
Weighted average shares outstanding	58,445	56,416	30,859
Basic and diluted earnings per share:			
Income from continuing operations before loss from discontinued operations and loss on sale of properties	$ 0.80	$ 0.92	$ 0.58
Loss from discontinued operations and loss on sale of properties	$ (0.02)	$ (0.03)	$ (0.03)
Net income	$ 0.78	$ 0.89	$ 0.55

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(dollars in thousands)

	Number of Shares	Common Shares	Additional Paid-in Capital	Cumulative Net Income	Cumulative Distributions	Accumulated Other Comprehensive Income	Totals
Balance at December 31, 2000	25,916,100	$ 259	$ 444,638	$ 38,673	$ (62,323)	$ 1,063	$ 422,310
Comprehensive Income:							
Net income	–	–	–	17,018	–	–	17,018
Unrealized gain on investments	–	–	–	–	–	1,024	1,024
Total comprehensive income	–	–	–	17,018	–	1,024	18,042
Distributions	–	–	–	–	(29,613)	–	(29,613)
Distribution of Five Star Quality Care, Inc. shares	–	–	–	–	(50,000)	–	(50,000)
Issuance of shares	17,492,000	175	213,534	–	–	–	213,709
Stock grants	13,600	–	176	–	–	–	176
Balance at December 31, 2001	43,421,700	434	658,348	55,691	(141,936)	2,087	574,624
Comprehensive Income:							
Net income	–	–	–	50,184	–	–	50,184
Unrealized loss on investments	–	–	–	–	–	(553)	(553)
Total comprehensive income	–	–	–	50,184	–	(553)	49,631
Distributions	–	–	–	–	(67,368)	–	(67,368)
Issuance of shares	15,000,000	150	195,060	–	–	–	195,210
Stock grants	15,200	–	229	–	–	–	229
Balance at December 31, 2002	58,436,900	584	853,637	105,875	(209,304)	1,534	752,326
Comprehensive Income:							
Net income	–	–	–	45,874	–	–	45,874
Unrealized gain on investments	–	–	–	–	–	1,956	1,956
Total comprehensive income	–	–	–	45,874	–	1,956	47,830
Distributions	–	–	–	–	(72,472)	–	(72,472)
Retired shares	(62)	–	–	–	–	–	–
Stock grants	16,500	1	221	–	–	–	222
Balance at December 31, 2003	58,453,338	$ 585	$ 853,858	$ 151,749	$ (281,776)	$ 3,490	$ 727,906

See accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Year Ended December 31,		
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 45,874	$ 50,184	$ 17,018
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	35,728	31,596	19,351
Loss on sale of properties	1,160	–	–
Loss from discontinued operations	–	1,829	1,003
Amortization of deferred finance costs and debt discounts	2,034	1,324	–
FF&E reserve income	–	(5,345)	–
Changes in assets and liabilities:			
Restricted cash	105	(3,955)	(9,400)
Due from affiliate	(6,124)	3,275	–
Other assets	1,125	11,730	(3,737)
Prepaid rent	(6,433)	228	7,058
Accrued interest	2,398	9,217	(369)
Due to affiliate	303	387	254
Other liabilities	3,449	(1,359)	(13,774)
Cash provided by operating activities	79,619	99,111	17,404
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of real estate	288	728	–
Real estate acquisitions	(179,391)	(622,462)	(2,176)
Increase in security deposits	600	65	1,285
Cash contribution to Five Star in connection with spin-off	–	–	(24,943)
Mortgage financing provided	(6,900)	–	–
Mortgage financing repaid by mortgagor	6,900	–	–
Cash used for investing activities	(178,503)	(621,669)	(25,834)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common shares, net	–	195,210	213,709
Proceeds from issuance of senior notes, net of discount	149,709	–	243,607
Proceeds from issuance of trust preferred securities	–	–	27,394
Proceeds from issuance of mortgages payable	–	–	9,100
Proceeds from borrowings on revolving bank credit facility	234,000	415,000	43,000
Repayments of borrowings on revolving bank credit facility	(213,000)	(334,000)	(140,000)
Repayment of debt	(801)	(25,537)	–
Deferred financing fees	(3,676)	(4,119)	(6,659)
Distributions to shareholders	(72,472)	(67,368)	(37,388)
Cash provided by financing activities	93,760	179,186	352,763
(Decrease) increase in cash and cash equivalents	(5,124)	(343,372)	344,333
Cash and cash equivalents at beginning of period	8,654	352,026	515
Cash and cash equivalents at facilities' operations at beginning of period	–	–	7,178
Cash and cash equivalents at end of period	$ 3,530	$ 8,654	$ 352,026

See accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Year Ended December 31,		
	2003	2002	2001
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 30,695	$ 18,182	$ 6,248
NON-CASH INVESTING ACTIVITIES:			
Debt assumed in acquisition	—	49,055	—
Real estate acquired in a property exchange	—	(43,308)	—
Real estate disposed of in a property exchange, net	—	43,308	—
Capital expenditure deposits in restricted cash	—	5,345	—
Purchases of fixed assets with restricted cash	(2,151)	(7,137)	—
Net working capital contributed to Five Star in connection with spin-off	—	—	22,153
Real estate and related property conveyed, net	—	—	2,904
NON-CASH FINANCING ACTIVITIES:			
Issuance of common shares	222	229	176

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

We are a Maryland real estate investment trust, or REIT. At December 31, 2003, we owned 150 properties located in 31 states.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. These consolidated financial statements include the accounts of Senior Housing Properties Trust and all of our subsidiaries. All intercompany transactions have been eliminated.

During 2000, we assumed the operations of nursing homes from bankrupt former tenants, pursuant to negotiated settlement agreements. During 2001, we consolidated the nursing home operations and recognized facilities' operations revenues and expenses. On December 31, 2001, we distributed substantially all of our ownership of Five Star Quality Care, Inc., or Five Star, one of our wholly-owned subsidiaries which operated these facilities prior to that date for our account, to our shareholders. This distribution is referred to herein as the Five Star Spin-Off. At the time of the Five Star Spin-Off, we entered a lease with Five Star for the facilities previously operated by Five Star for our account. Subsequent to the Five Star Spin-Off, we recognize only rental income from these operations.

Under a lease with Five Star for 31 communities acquired in January 2002, periodic deposits based on a percentage of the gross revenue at the leased properties are made into escrow accounts as a capital expenditure reserve. Through September 30, 2002, these escrow accounts were owned by us. Payments into these escrow accounts through September 30, 2002, were reported by us as FF&E reserve income and expenditures made from these escrow accounts were recorded as fixed assets and depreciated over their estimated useful lives. As a result of an amendment to this lease on October 1, 2002, Five Star makes periodic deposits into accounts that it owns, rather than making payments into our accounts and we no longer have any FF&E reserve income. During the remainder of the lease term, all escrowed cash and improvements funded with monies from Five Star's escrow accounts remain the property of Five Star. We have security and remainder interests in Five Star's accounts and in property purchased with funding from these accounts; and, at lease termination, ownership of any funds remaining in the escrow accounts and all improvements purchased with monies from the escrow accounts will be transferred to us. As a result of this October 1, 2002, lease amendment, the amount of funding in Five Star's escrow accounts has not been changed and all of the escrowed funds will continue to be available for capital expenditures at these leased properties.

Real Estate Properties. Depreciation on real estate properties is expensed on a straight-line basis over estimated useful lives of up to 40 years for buildings and improvements and up to 12 years for personal property. Our management regularly evaluates whether events or changes in circumstances have occurred that could indicate an impairment in the value of long-lived assets. If there is an indication that the carrying value of an asset is not recoverable, we estimate the projected undiscounted cash flows of the related properties to determine if an impairment loss should be recognized. The amount of impairment loss is determined by comparing the historical carrying value of the asset to its estimated fair value. Estimated fair value is determined through an evaluation of recent financial performance and projected discounted cash flows of properties using standard industry valuation techniques. In addition to consideration of impairment upon the events or changes in circumstances described above, we regularly evaluate the remaining lives of our long-lived assets. If estimated lives are changed, the carrying value of affected assets is allocated over the remaining lives.

For real estate acquired subsequent to June 1, 2001, the effective date of Statement of Financial Accounting Standards No. 141, Business Combinations, we allocate the value of real estate acquired among building, land, furniture, fixtures and equipment, the value of in-place leases and the fair market value of above or below market leases and customer relationships. The value of intangible assets is amortized over the term of the respective lease.

Cash and Cash Equivalents. Cash and cash equivalents, consisting of overnight repurchase agreements and short-term investments with original maturities of three months or less at the date of purchase, are carried at cost plus accrued interest, which approximates market.

Restricted Cash. Restricted cash consists of a $9.2 million bank certificate of deposit which matures in July 2004 pledged as security for a $9.1 million mortgage debt plus amounts escrowed for capital expenditures at one of our leased properties.

Investments. We own 1,000,000 common shares, or 0.56%, of HRPT Properties Trust, or HRPT, which are classified as available for sale and carried at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity. We also own 35,000 common shares of Five Star which we retained or received in connection with the Five Star Spin-Off. The Unrealized Gain On Investments shown on the Consolidated Balance Sheet represents the difference between the market value of these shares of HRPT and Five Star calculated by using quoted market prices on the date they were acquired ($6.50 and $7.26 per share, respectively) and on December 31, 2003 ($10.09 and $4.40 per share, respectively). At December 31, 2003, our investment in HRPT had a fair value of $10.1 million and unrealized holding gains of $3.6 million. At February 6, 2004, this investment had a fair value of $10.9 million and unrealized holding gains of $4.4 million. At December 31, 2003, our investment in Five Star had a fair value of $154,000 and an unrealized holding loss of $100,000. At February 6, 2004, this investment had a fair value of $198,000 and an unrealized holding loss of $56,000.

Deferred Finance Costs. Issuance costs related to borrowings are capitalized and amortized over the terms of the respective loans. The unamortized balance of deferred finance costs and accumulated amortization were $14.5 million and $3.2 million and $10.8 million and $1.3 million at December 31, 2003 and 2002, respectively. The weighted average amortization period is approximately 12 years. The amortization expense to be incurred over the next five years as of December 31, 2003 is $1.9 million in 2004, $1.4 million in 2005, $912,000 in 2006, $912,000 in 2007 and $912,000 in 2008.

Revenue Recognition. Rental income from operating leases is recognized on a straight-line basis over the life of lease agreements. Interest income is recognized as earned over the terms of real estate mortgages. Percentage rents are recognized as earned in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". For the years ended December 31, 2003, 2002 and 2001, percentage rents aggregated $3.6 million, $3.2 million, and $3.1 million, respectively.

In 2001, revenues from facilities' operations were derived primarily from providing healthcare services to residents. Approximately 76% of 2001 revenues were derived from payments under federal and state medical assistance programs. We accrued for revenues when services were provided at standard charges adjusted to amounts estimated to be received under governmental programs and other third-party contractual arrangements.

Earnings per Common Share. Earnings per common share is computed using the weighted average number of shares outstanding during the period. We have no common share equivalents, instruments convertible into common shares or other dilutive instruments.

Use of Estimates. Preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from these estimates.

Income Taxes. We qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Accordingly, we do not expect to be subject to federal income taxes if we continue to distribute our taxable income and continue to meet the other requirements for qualifying as a real estate investment trust. However, we are subject to some state and local taxes on our income and property. The characterization of the distributions made in 2003, 2002 and 2001 was 52.62%, 62.32% and 48.51% ordinary income, respectively, and 47.38%, 37.68% and 51.49% return of capital, respectively.

New Accounting Pronouncements. In April 2002, the Financial Accounting Standards Board, or the FASB, issued SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", or FAS 145. The provisions of this standard eliminate the requirement that a gain or loss from the extinguishment of debt be classified as an extraordinary item, unless it can be considered unusual in nature and infrequent in occurrence. Our adoption of FAS 145 on January 1, 2003, had no impact on our financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", or FIN 46. Our adoption of FIN 46 had no impact on our financial condition or results of operations. In December 2003, the FASB issued Revised Interpretation No. 46, or Revised FIN 46, which we will be required to adopt for the first quarter of 2004. Our adoption of Revised FIN 46 will not have an impact on our financial condition or results of operations, but may affect the accounting treatment of our trust preferred securities.

Reclassifications. Reclassifications have been made to prior period financial statements to conform to the current period presentation.

NOTE 3. REAL ESTATE PROPERTIES

Our properties are generally leased on a triple net basis, pursuant to noncancellable, fixed term, operating leases expiring between 2005 and 2020. Some leases to a single tenant or group of affiliated tenants are cross-defaulted or cross-guaranteed, and provide for all-or-none tenant renewal options at existing or market rent rates. These triple net leases generally require the lessee to pay all property operating costs. The cost, after impairment write downs, and the carrying value of the properties leased were $1.4 billion and $1.3 billion at December 31, 2003, respectively. The future minimum lease payments to be received during the current terms of our leases as of December 31, 2003, are $138.7 million in 2004, $138.8 million in 2005, $136.4 million in 2006, $136.4 million in 2007, $136.4 million in 2008 and $1.1 billion thereafter.

In February 2003, we purchased from Alterra Healthcare Corporation, or Alterra, 18 assisted living properties with 894 living units located in 10 states for $61.0 million. Simultaneously with this purchase, we leased these properties to a subsidiary of Alterra for an initial term through 2017, plus renewal options. The rent payable to us under this lease is $7.0 million per year plus increases starting in 2004 based upon increases in the gross revenues at the leased properties. In addition, we provided $6.9 million of mortgage financing to Alterra for six assisted living properties. A majority of the revenues at these Alterra operated properties are paid by residents from their private resources. Our investment in properties leased and mortgaged by Alterra was part of Alterra's bankruptcy reorganization financing. The Alterra Bankruptcy Court approved the terms of our investment and that approval included an order that payments due to us under the lease and mortgage were accorded administrative priority status under the Bankruptcy Code. In October 2003, Alterra filed a plan of reorganization that we believed failed to meet certain conditions that we agreed to when we made our investment. Accordingly, we objected to Alterra's plan. In November 2003, we reached a compromise with Alterra regarding the revised plan pursuant to which Alterra prepaid our mortgage note in full and paid us an additional $3.5 million. This $3.5 million, net of $688,000 of costs we incurred related to our objection, is being amortized into our income during the remaining term of the Alterra lease.

In March 2003, we terminated a lease for a nursing home in Missouri and evicted the tenant, which had defaulted its rent obligations to us. Five Star, another tenant of ours, is managing this nursing home on an interim basis until it is leased or sold. We pay Five Star a management fee of 5% of the gross revenues at this nursing home. The facility revenues, expenses and net operating loss for this property for the period from March 17, 2003, to December 31, 2003, were $2.6 million, $2.7 million and $150,000, respectively. The net operating loss is included in Interest and Other Income in our Consolidated Statement of Income.

In May 2003, we purchased from an unrelated third party three assisted living properties with 143 living units located in Virginia for $6.5 million. In September 2003, we purchased from Five Star one independent living property with 164 units in California for $12.3 million, its appraised value. These four properties were added to our existing lease with Five Star for nine other independent and assisted living properties. The annual minimum rent for the properties included in this lease increased by $1.9 million. All other terms of the lease remained unchanged.

In June 2003, we sold a nursing home in Georgia for $300,000 which we had previously leased to Five Star on a combined basis with other properties. Under the terms of that lease, we reduced the annual rent payable on the combined lease by 10% of the net sale proceeds that we received.

During 2003, pursuant to the terms of our leases with Five Star, we purchased $11.4 million of improvements to our properties leased by Five Star, and the annual rent payable to us by Five Star was increased by 10% of the amounts invested, or $1.1 million.

In December 2003, we purchased 10 assisted living properties with resident capacity of 1,019 for $86.6 million from NewSeasons Assisted Living Communities, Inc., or NewSeasons. We funded this acquisition by borrowing under our revolving bank credit facility and with cash on hand. Simultaneously, NewSeasons leased these facilities from us for an initial term ending in 2017, plus renewal options for up to an additional 30 years. The rent payable to us will average approximately $9.3 million per year during the initial lease term; although it will commence at a lower rent of approximately $8.0 million per year and then increase at agreed times during the lease term. Substantially all of the revenues at these properties are paid by residents from their private resources. NewSeasons is a subsidiary of Independence Blue Cross, or IBC. IBC is a large regional health insurance company based in Philadelphia, Pennsylvania, with reported revenues of approximately $8.5 billion in 2002. IBC has guaranteed NewSeasons' rent to us. In addition, we, NewSeasons and IBC have entered into an agreement for the possible expansion of our business relationships by adding up to four assisted living properties with resident capacity of 540. These four properties are currently encumbered by mortgage debts. We intend to purchase these properties if and when these mortgage debts are prepaid or assumed on terms mutually acceptable to us, NewSeasons, IBC and the lenders. If we purchase all four of these properties, our purchase price for these additional properties will be $28.4 million; any that we purchase will be added to the lease for the 10 currently leased properties and rent payable to us will increase.

During 2002, we sold a property which had been closed by Five Star earlier in the year and had been classified as an asset held for sale. We had previously leased this property to Five Star on a combined basis with other properties. Under the terms of that lease, we reduced the annual rent payable on the combined lease by 10% of the net sale proceeds that we received. The following table provides the components of the Loss From Discontinued Operations included in the Consolidated Statement of Income related to this property:

	2002	2001
Revenues	$ –	$ 4,368
Facilities' operations expense	–	(5,291)
Depreciation expense	(40)	(80)
Impairment loss	(2,450)	–
Gain on sale of property	661	–
Loss from discontinued operations	$ (1,829)	$ (1,003)

NOTE 4. SHAREHOLDERS' EQUITY

We have reserved an aggregate of 2,921,920 shares of our common shares to be issued under the terms of our 1999 Incentive Share Award Plan and our 2003 Incentive Share Award Plan, collectively referred to as the Award Plans. During the year ended December 31, 2003, 14,500 common shares were awarded to our officers and certain employees of our investment manager pursuant to these plans. In addition, our independent trustees are each awarded 500 common shares annually as part of their annual fees. The shares awarded to the trustees vest immediately. The shares awarded to our officers and certain employees of our investment manager vest over a three-year period. At December 31, 2003, 2,860,520 of our common shares remain reserved for issuance under the Award Plans. All share awards are expensed at the time of the grants.

Cash distributions paid or payable by us to our common shareholders for the years ended December 31, 2003, 2002 and 2001, were $1.24 per share, $1.24 per share and $1.20 per share, respectively. In connection with the Five Star Spin-Off, we distributed one share of Five Star for every ten of our shares to our shareholders on December 31, 2001, which was valued at $0.726 per our common share for income tax purposes. This valuation was based upon the trading price of Five Star shares at the time of the Five Star Spin-Off.

NOTE 5. SPIN-OFF TRANSACTION

As discussed in Notes 2 and 4, we completed the Five Star Spin-Off by distributing 4,342,170 common shares of Five Star to our shareholders on December 31, 2001. Concurrent with the Five Star Spin-Off, we entered into a lease agreement with Five Star for 56 healthcare facilities. Simultaneous with the Five Star Spin-Off, Five Star became a public company listed on the American Stock Exchange. We incurred $3.7 million of expenses relating to the Five Star Spin-Off, which included costs of distributing Five Star shares to shareholders, legal and accounting fees, Securities and Exchange Commission filing fees and Five Star's American Stock Exchange listing fees.

NOTE 6. TRANSACTIONS WITH AFFILIATES

We have an agreement with Reit Management & Research LLC, or RMR, for RMR to provide investment, management and administrative services to us. This agreement is renewed annually if the renewal is approved by a majority of our independent trustees. RMR is owned by Gerard M. Martin and Barry M. Portnoy, each a managing trustee and member of our board of trustees. RMR is compensated annually based on a formula amount of gross invested real estate assets. RMR is also entitled to an annual incentive fee, which is based on a formula and paid in our restricted common shares. Investment advisory fees paid to RMR for the years ended December 31, 2003, 2002 and 2001, were $7.3 million, $6.6 million and $3.2 million, respectively. To date, we have not paid any incentive fees to RMR, but we incurred $263,000 of incentive fees during 2003. This fee will be paid in our common shares during 2004.

As discussed in Note 3, during 2003, we purchased four properties, one of which was purchased from Five Star for its appraised value, and leased them to Five Star. We also purchased $11.4 million of improvements to our properties leased by Five Star and the annual rent payable to us by Five Star was increased by 10% of the amounts invested, or $1.1 million.

During 2003, we agreed to sell to Five Star two nursing homes in Michigan that we leased to Five Star. The purchase price is $10.5 million, the appraised value of the properties. These two properties are leased on a combined basis with other nursing home properties. Under the terms of our lease with Five Star, upon consummation of the sale, the annual rent payable under the combined lease will be reduced by 10% of the net proceeds that we received from the sale. The sale is contingent upon Five Star's obtaining Department of Housing and Urban Development insured financing for its purchase, and this sale may not close because of a failure of this condition or for some other reason.

In October 2003, we entered an agreement with HRPT to file a registration statement with respect to our shares held by HRPT and use reasonable efforts to effect the registration of those shares. HRPT paid the expenses of this registration. The registration statement became effective October 24, 2003.

As a result of the nursing home bankruptcies and settlements discussed in Note 2, subject to the receipt of necessary healthcare licenses, we assumed operating responsibilities for healthcare facilities effective July 1, 2000. Nursing care and other services were provided at these properties to approximately 5,000 residents. Under tax laws and regulations applicable to REITs, we were required to engage a contractor to manage these properties after a 90 day transition period. We entered into management agreements with FSQ, Inc., to provide these services beginning in 2000. FSQ, Inc., was owned by Messrs. Martin and Portnoy, our managing trustees, until January 2, 2002. During 2001, the fees paid to FSQ, Inc., by us totaled $11.5 million. This amount includes fees with respect to all services provided by FSQ, Inc., to us. FSQ, Inc. was merged into Five Star at the time of the Five Star Spin-Off.

NOTE 7. INDEBTEDNESS

We have a revolving bank credit facility that matures in November 2005 and may be extended to November 2006 upon the payment of an extension fee. Our credit facility permits borrowings up to $250.0 million, which amount may be expanded to $500.0 million in certain circumstances. Borrowings under our credit facility are unsecured. Funds may be borrowed, repaid and reborrowed until maturity, and no principal repayment is due until maturity. The interest rate (2.72% at December 31, 2003) on borrowings under the new credit facility are calculated as a spread above LIBOR. Our credit facility is available for acquisitions, working capital and general business purposes. As of December 31, 2003, $102.0 million was outstanding and $148.0 million was available for borrowing under this credit facility.

At December 31, 2003, our additional outstanding debt consisted of the following (dollars in thousands):

Unsecured Debt	Coupon	Maturity	Face Amount	Unamortized Discount
Senior Notes	8.625%	2012	$ 245,000	$ 1,114
Senior Notes	7.875%	2015	150,000	274
Total unsecured senior notes			$ 395,000	$ 1,388

Secured and Other Debt	Balance	Interest Rate	Maturity	Secured by	Carrying Value of Collateral	Net Book Value of Collatral
Mortgages	$ 9,100	Prime minus 2%	July 2004	2 properties	$ 9,600	$ 8,750
Bonds	14,700	5.875%	December 2027	1 property	34,094	32,474
Capital leases	8,017	7.7%	May 2016	2 properties	17,737	16,768
Total secured	$ 31,817				$ 61,431	$ 57,992

Interest on our unsecured senior notes and our bonds is payable semi-annually in arrears and no principal repayments are due until maturity. Interest on our mortgages is payable monthly and no principal repayments are due until maturity. Payments due under our capital leases are made monthly.

Required principal payments on our outstanding debt as of December 31, 2003, are as follows (dollars in thousands):

2004	$ 9,891
2005	$ 102,852
2006	$ 917
2007	$ 988
2008	$ 1,064
Thereafter	$ 413,105

NOTE 8. TRUST PREFERRED SECURITIES

At December 31, 2003, a wholly-owned finance subsidiary of ours had 1,095,750 shares of 10.125% trust preferred securities outstanding, with a liquidation preference of $25 per share, for a total liquidation amount of $27.4 million. This finance subsidiary exists solely to issue the trust preferred securities and its own common securities and to hold 10.125% junior subordinated debentures due June 15, 2041 issued by us, which are its sole assets. We can redeem the debentures for their liquidation amount in whole or in part on or after June 15, 2006. When the debentures are redeemed or repaid at maturity, a like amount of trust preferred securities will be redeemed by this finance subsidiary. We have provided a full and unconditional guarantee of this finance subsidiary's obligations related to the trust preferred securities arising out of payments on or redemptions of the debentures. Underwriting commissions and other costs are being amortized over the 40 year life of the trust preferred securities and the debentures.

NOTE 9. SEGMENT INFORMATION

For 2003 and 2002, we had one reportable segment, leasing. During 2001, we had two reportable segments, leasing and facilities' operations. Revenues of the leasing segment were derived from rental agreements for properties that are leased to third party operators. Revenues of the facility operations segment were derived from services provided to patients at the healthcare facilities operated for our account. Performance is measured based on the return on investments for the leased properties and on contribution margin of the facilities' operations. The following table is a summary of these reportable segments as of and for the year ended December 31, 2001. Because we only operated in one segment during 2003 and 2002, a comparative table is not presented (dollars in thousands):

	Year Ended December 31, 2001			
	Leasing	Facilities' Operations	Unallocated	Total
Revenues	$ 47,430	$ 224,867	$ 2,347	$ 274,644
Interest expense	–	–	5,879	5,879
Depreciation expense	13,129	6,222	–	19,351
Facilities' operations expense	–	217,910	–	217,910
General and administrative expenses				
- Recurring	4,129	–	–	4,129
- Related to foreclosures and lease terminations	–	–	4,167	4,167
Five Star Spin-Off costs	–	–	3,732	3,732
Total	17,258	224,132	13,778	255,168
Income from continuing operations before distributions on trust preferred securities	30,172	735	(11,431)	19,476
Distributions on trust preferred distributions	–	–	(1,455)	(1,455)
Net income (loss)	$ 30,172	$ 735	$ (12,886)	$ 18,021
Real estate properties, at cost	$ 448,561	$ 144,638	$ –	$ 593,199

NOTE 10. FAIR VALUE OF FINANCIAL INSTRUMENTS AND COMMITMENTS

The financial statements presented include rents receivable, senior notes, mortgages payable, other liabilities, security deposits and trust preferred securities. The fair values of the financial instruments were not materiallydifferent from their carrying values at December 31, 2003 and 2002, except as follows (dollars in thousands):

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior notes	$ 393,612	$ 426,150	$ 243,746	$ 242,550
Trust preferred securities	27,394	30,024	27,394	28,764

The fair values of our senior notes are based on estimates using discounted cash flow analysis and currently prevailing interest rates. The fair value of our trust preferred securities is based on their quoted per share prices of $27.40 and $26.25 at December 31, 2003 and 2002, respectively.

NOTE 11. CONCENTRATION OF CREDIT RISK

The assets included in these financial statements are primarily income producing senior housing real estate located throughout the United States. The following is a summary of the significant lessees as of and for the years ended December 31, 2003 and 2002 (dollars in thousands):

	At December 31, 2003		Year Ended December 31, 2003	
	Investment[1]	% of Total	Revenue	% of Total
Five Star	$ 850,485	60%	$ 77,589	60%
Sunrise Senior Living, Inc.[2]	325,473	23%	30,911	24%
All others	242,283	17%	20,688	16%
	$ 1,418,241	100%	$ 129,188	100%

	At December 31, 2002		Year Ended December 31, 2002	
	Investment[1]	% of Total	Revenue	% of Total
Five Star	$ 819,795	66%	$ 70,405	61%
Marriott International, Inc.[2]	325,473	26%	31,246	27%
All others	93,219	8%	13,909	12%
	$ 1,238,487	100%	$ 115,560	100%

(1) Historical costs before previously recorded depreciation and, in certain instances, after impairment losses.

(2) Marriott International, Inc., or Marriott, sold its senior living division to Sunrise Senior Living, Inc., or Sunrise, during 2003. Upon the consummation of the sale, Sunrise became our tenant for properties formerly leased to Marriott. However, Marriott continues to guaranty the lease obligations.

NOTE 12. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of our unaudited quarterly results of operations for 2003 and 2002 (dollars in thousands, except per share amounts):

	2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 31,350	$ 31,842	$ 32,101	$ 35,855
Income from continuing operations before loss from discontinued operations and loss on sale of properties	12,059	10,961	10,449	13,565
Net income	12,059	9,801	10,449	13,565
Per share data:				
Income from continuing operations before loss from discontinued operations and loss on sale of properties	0.21	0.19	0.18	0.23
Net income	0.21	0.17	0.18	0.23

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 28,707	$ 30,378	$ 30,377	$ 32,835
Income from continuing operations before loss from discontinued operations and loss on sale of properties	11,640	13,067	13,142	14,164
Net income	11,620	10,596	13,142	14,826
Per share data:				
Income from continuing operations before loss from discontinued operations and loss on sale of properties	0.23	0.22	0.22	0.24
Net income	0.23	0.18	0.22	0.25

NOTE 13. COMMITMENTS AND CONTINGENCIES

During 2002, about the time Marriott determined to sell its senior living division, MSLS, to Sunrise, we and Five Star became involved in litigation with Marriott and MSLS. This litigation remained pending throughout 2003. On January 7, 2004, we and Five Star settled this litigation. Under the terms of the settlement we and Five Star, and Marriott and MSLS, agreed to dismiss all claims and counterclaims asserted in the litigation. Also under the terms of the settlement, Marriott paid to us and Five Star $1.25 million each. The settlement was a compromise of the parties' disputes entered into to avoid the expense and inconvenience of litigation and none of we or Five Star, nor Marriott or MSLS, has admitted any liability, violation of law or wrongdoing in connection with the matters in the litigation. We believe it settles all our litigation with Marriott. This settlement does not affect our or Five Star's rights vis-à-vis Sunrise which arise by reason of events occurring after Sunrise purchased MSLS.

In January 2002, HEALTHSOUTH Corporation, or HEALTHSOUTH, settled a non-monetary default with us by exchanging properties. We delivered to HEALTHSOUTH title to five nursing homes which HEALTHSOUTH leased from us. In exchange, HEALTHSOUTH delivered to us title to two rehabilitation hospitals which HEALTHSOUTH leases from us. As part of this settlement, HEALTHSOUTH's lease was extended to December 2011 from January 2006, the annual rent was reduced from $10.3 million to $8.7 million and other lease terms were changed. The primary factor which caused us to lower the rent for an extended lease term was the purported credit strength of HEALTHSOUTH. In agreeing to lower the rent and extend the lease term, we relied upon statements made by certain officers of HEALTHSOUTH, upon financial statements and other documents provided by HEALTHSOUTH, upon public statements made by HEALTHSOUTH and its representatives concerning HEALTHSOUTH's financial condition and upon publicly available documents filed by HEALTHSOUTH.

Based on an SEC complaint against HEALTHSOUTH filed in March 2003 and reports that several former officers of HEALTHSOUTH have admitted to various crimes, including creating and publishing false financial statements which overstated HEALTHSOUTH's earnings and assets by several billion dollars, we concluded that the financial information which was provided to us and upon which we relied to lower the rent and extend the lease term was false and fraudulent. On April 16, 2003, we filed a complaint in the Land Court of the Commonwealth of Massachusetts, seeking that our lease with HEALTHSOUTH be reformed to change the rent back to $10.3 million per year effective January 1, 2002, and to change the lease term back to expire on January 1, 2006, among other matters. This litigation remains pending and no trial date has been set. HEALTHSOUTH has continued to pay us rent at the rate of $8.7 million per year during the pendency of this litigation through the date of this report.

As discussed in Note 3, we agreed to purchase four additional properties from NewSeasons. These four properties are currently encumbered by mortgage debts. We intend to purchase these properties if and when these mortgage debts are prepaid or assumed on terms mutually acceptable to us, NewSeasons, IBC and the lenders. If we purchase all four of these properties, our purchase price for these additional properties will be $28.4 million; any properties that we purchase will be added to the lease for the 10 currently leased properties and rent payable to us will increase.

As discussed in Note 6, we agreed to sell two properties to Five Star for $10.5 million, their appraised value.

In connection with obtaining regulatory approval for the acquisition and lease of one senior living property, we provided a guaranty and a security interest in that property of certain prepaid service obligations to residents. We are contingently liable in the event the tenant, Five Star, or operator, SLS, of this property fail to provide these future services. In addition, we guaranty approximately $3.0 million of surety bonds and insurance premiums for Five Star.

NOTE 14. SUBSEQUENT EVENTS

In January and February 2004, we completed a public offering of 5 million of our common shares. Simultaneously, HRPT sold 3,148,500 of our shares it owned. We raised net proceeds of $86.3 million, which were used to repay borrowings outstanding under our revolving bank credit facility. We and HRPT were parties to a joint underwriting agreement in connection with this offering. We did not receive any proceeds from the sale of our shares by HRPT, but HRPT paid its pro-rata share of the expenses of this offering.

At December 31, 2003, we had three leases with Five Star; a lease for 31 independent living communities that are operated by Sunrise; a lease for 53 nursing homes operated by Five Star; and a lease for 13 independent and assisted living facilities operated by Five Star. On March 1, 2004, we purchased from Five Star one independent and assisted living facility with 229 units located in Maryland. The purchase price was $24.1 million, the appraised value of the property. Simultaneous with this purchase, our existing leases with Five Star were modified as follows:

- the lease for 53 nursing homes and the lease for 13 independent and assisted living facilities were combined into one lease and the property acquired on March 1, 2004, was added to this combined lease;
- the combined lease maturity date was changed to December 31, 2020 from December 31, 2018 and 2019, for the separate leases;
- the minimum rent for the combined lease of 53 nursing homes and 14 independent living facilities was increased by $2.4 million; and
- for all of our leases with Five Star, the amount of additional rent to be paid to us was changed to 4% of the increase in revenues at the leased properties beginning in 2006.

All other lease terms remained substantially unchanged.

CORPORATE INFORMATION

EXECUTIVE OFFICES

Senior Housing Properties Trust
400 Centre Street
Newton, Massachusetts 02458
(617) 796-8350
www.snhreit.com

OFFICERS

David J. Hegarty
President,
Chief Operating Officer
and Secretary

John R. Hoadley
Treasurer and
Chief Financial Officer

BOARD OF TRUSTEES

INVESTMENT MANAGER

Reit Management & Research LLC
400 Centre Street
Newton, Massachusetts 02458

INDEPENDENT AUDITORS

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL

Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, Rhode Island 02940-3010
(800) 426-5523
www.equiserve.com

SENIOR NOTES TRUSTEE AND REGISTRAR

U.S. Bank National Association
Corporate Trust Services
One Federal Street
Boston, Massachusetts 02110

ANNUAL MEETING

Our annual meeting of shareholders will be held on Tuesday, May 11, 2004, 9:00 A.M. at 400 Centre Street, Newton, Massachusetts. All shareholders are invited to attend.

STOCK MARKET DATA

Our common shares of beneficial interest are traded on the NYSE under the symbol SNH. The following table sets forth the high and low closing prices of our common shares in 2002 and 2003 as reported on the NYSE composite tape:

Quarter Ended	High	Low
March 31, 2002	$ 14.46	$ 13.19
June 30, 2002	15.70	13.74
September 30, 2002	15.57	10.25
December 31, 2002	11.38	9.85
March 31, 2003	$ 12.20	$ 10.68
June 30, 2003	13.60	11.88
September 30, 2003	14.49	13.19
December 31, 2003	17.60	14.53

As of March 8, 2004, there were 3,463 holders of record of our common shares and we estimate that as of such date there were in excess of 77,000 beneficial owners of our common shares.

The closing price for our common shares as reported on the NYSE composite tape on March 8, 2004, was $19.02.

AVAILABLE INFORMATION

A copy of our 2003 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.snhreit.com or by writing to Investor Relations at the executive offices address.

DEAR SHAREHOLDER,

Senior Housing Properties Trust ("SNH") offers a Dividend Reinvestment and Cash Purchase Plan ("Plan") to shareholders of SNH that provides a prompt and simple way to reinvest their dividends in common shares of beneficial interest ("Shares") of SNH, as well as to purchase additional Shares of SNH.

If you own Shares in your own name, you can participate directly in the Plan. If you own Shares that are held in the name of a brokerage firm, bank or other nominee, you should instruct your nominee to participate on your behalf. If you choose to participate in the Plan, your dividends will be promptly invested for you, automatically increasing your holding in SNH. All reinvestments are in full and fractional Shares carried to three decimal places. In addition to reinvestment of dividends, participants have the option to purchase up to $10,000 in additional Shares of SNH each fiscal quarter. Shares purchased upon exercise of this voluntary purchase option are added to a participant's Plan account. There is no charge to participants for reinvesting dividends or purchasing Shares. The Plan agent's service fees and brokerage charges are paid by SNH except for withdrawal from the Plan.

If you would like to receive more information about the Plan and an enrollment form, return this card with your name and address:

NAME: ______________________

ADDRESS: ______________________

____

CITY: ______________ STATE: ______ ZIP: ______

SENIOR HOUSING PROPERTIES TRUST

400 CENTRE STREET
NEWTON, MASSACHUSETTS 02458-2076
(617) 796-8350

3558-AR-04

Please Place Stamp Here.

SENIOR HOUSING PROPERTIES TRUST
Attn: Investor Relations
400 Centre Street
Newton, Massachusetts 02458